BLACK MOUNTAIN CAPITAL CORPORATION

NOTICE OF CHANGE IN FINANCIAL YEAR-END

Black Mountain Capital Corporation (the "Company") hereby gives notice pursuant to the requirements set out in section 4.8(2) of National Instrument 51-102 – "Continuous Disclosure Obligations" ("NI 51-102") that the Company has decided to change its financial year-end.  The Company's old financial year-end was December 31.  The Company's new financial year-end is September 30.

The Company is engaged in the financial services industry, including merchant banking activities, portfolio investments and investments in venture capital.  The Company has increased its portfolio of mining investments by acquiring two mineral properties.  The normal business cycle for these mineral properties ends in September.  Accordingly, the Company wishes to change its financial year-end to September 30 to coincide with the planned exploration activities on these properties.   The Company believes that by changing its financial year-end to September 30, the Company will be able to report its annual audited results to shareholders on a timelier basis.

The Company's transition year will consist of a nine-month period ended September 30, 2007, with interim financial statements consisting of the following:

Interim Period(1)	Length of Interim Period	Comparative Period
Three months ended March 31, 2007(2)	Three months	Three months ended March 31, 2006
Six months ended June 30, 2007	Three months	Six months ended June 30, 2006

(1)	Pursuant to Section 4.8(5) of NI 51-102, the Company is not required to file financial statements for the nine months ended September 30, 2007.
(2)	Filed on SEDAR on May 30, 2007.

The Company will file annual financial statements for the nine months ended September 30, 2007, as compared to the twelve months ended December 31, 2006, for its transition year.

The Company's new fiscal year will consist of a twelve-month period ended September 30, 2008, with interim financial statements consisting of the following:

Interim Period	Length of Interim Period	Comparative Period
Three months ended December 31, 2007	Three months	Three months ended December 31, 2006
Six months ended March 31, 2008	Three months	Six months ended March 31, 2007
Nine months ended June 30, 2008	Three months	Nine months ended June 30, 2007

The Company will file annual financial statements for the twelve months ended September 30, 2008, as compared to the nine months ended September 30, 2007, for its new financial year.

The filing deadlines prescribed under sections 4.2 and 4.4 of NI 51-102 for the annual and interim financial statements for the Company's transition year are as follows:

Period(1)	Filing Deadline
Six months ended June 30, 2007	August 29, 2007
Annual financial statements for the nine months ended September 30, 2007	January 28, 2008

(1)	Pursuant to Section 4.8(5) of NI 51-102, the Company is not required to file financial statements for the nine months ended September 30, 2007.

Dated at Vancouver, British Columbia, this 15th day of June, 2007.

/s/ "Navchand Jagpal"
Navchand Jagpal
Chief Executive Officer, Chief Financial
Officer and President